UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

(Commission File No. 001-32305)

____________________

CORPBANCA
(Translation of registrant’s name into English)

____________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On August 23, 2013, CorpBanca issued a press release announcing its Second Quarter 2013 Financial Report. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: August 28, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated August 23, 2013.

Press Release August 23, 2013 Page 1 / 23

Exhibit 99.1

CorpBanca Announces
Second Quarter 2013 Financial Report

Santiago, Chile, August 23, 2013. CORPBANCA (NYSE:BCA; BCS: CORPBANCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the first quarter ended June 30, 2013. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our internal exchange rate as of June 30, 2013 of Ch$507.89 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the Superintendency of Banks and Financial Institutions (“SBIF”).

Financial Highlights

In 2Q 2013, Net Income attributable to shareholders totalled Ch$43,717 million (Ch$0.128 per share and US$0.379 per ADR), resulting in a 55.4% increase when compared to 2Q 2012 (YoY) and in a 51.6% increase when compared to 1Q 2013 (QoQ). The increase mainly reflects (i) a lower funding cost that offset a negative inflation (measured as the variation of the UF) in Chile in the quarter: -0.07% in 2Q 2013 vs. 0.13% in 1Q 2013; and (ii) also a remarkable performance of CorpBanca Colombia with an increase of 30.7% YoY.

Total loans (excluding interbank and contingent loans) reached Ch$10,507 billion as of June 30, 2013, allowing CorpBanca to achieve a market share of 10.0%, a decrease of 12.3bp YoY and an increase of 8.4bp QoQ. CorpBanca continues to be the fourth largest private bank in Chile in terms of loans and deposits.

During 2Q 2013:

Net operating profit increased by 31.2% QoQ and increase 64.7% YoY;

Net provisions for loan losses increase by 38.2% QoQ and 57.8% YoY; and

Total operating expenses increase by 15.9% QoQ and 48.0% YoY.

   Mr. Fernando Massú, CEO

In recent days, after receiving the required regulatory authorizations from the relevant regulatory agencies in Chile, Colombia, Panamá and the Cayman Islands, CorpBanca acquired control over Helm Bank S.A. through its subsidiary Banco CorpBanca Colombia. Through this acquisition and the planned merger of Helm Bank S.A. with and into CorpBanca Colombia, CorpBanca consolidates its Colombian operations.

CorpBanca’s CEO, Fernando Massú, indicated that “with this new transaction, CorpBanca is reaffirming its long-term commitment to the Colombian market.”

Also, Mr. Massú said: “Colombia is a market with huge potential and broad space for growth in banking business. Many local investors are investing in the country and we want to help our clients in these projects, long-term relationships with individuals and companies in Colombia, and also provide reassurance to our shareholders and investors to diversify risk and bank earnings.”

Press Release August 23, 2013 Page 2 / 23

General Information

Market Share

Our loan portfolio (excluding loans to banks) has grown at a compounded annual growth rate in nominal terms of 26.6% between December 31, 2009 and December 31, 2012. As of June 30, 2013, according to the SBIF, we were the fourth largest private bank in Chile in terms of the overall size of our loan portfolio (10.0% market share on a consolidated basis and 8.3% market share on an unconsolidated basis only taking into account our operations in Chile).

Net Income (12 months trailing in millions of Chilean pesos)

Net Income for 2Q 2013 was Ch$43.7 billion.

The chart shows the trend in our 12 months trailing Net Income from December 31, 2006 to June 30, 2013. During that period, our Net Income for the 12 months trailing June 30, 2013 reached record levels: Ch$140.9 billion, resulting in a 25% increase YoY.

Press Release August 23, 2013 Page 3 / 23

RoAE – RoAA

We have achieved an average annual return on equity (RoAE*) of 20.1% between 2009 and 2012.

Capital increases raised between 2011 and 2013 to fulfill our organic growth in Chile and our acquisitions in Colombia –for a total amount of US$1,570 million approximately (+137.1%)– had impacted our RoAE since the third quarter 2011.

* Equity: Average equity attributable to shareholders excluding net income and provision for mandatory dividends.

Have also impacted our RoAA: The increase in our corporate loans (with lower risk profiles and lower spreads than in our retail loans in 2011 and beginning of 2012);  the accrual of Banco Santander Colombia’s Net Income for half of 2012; and the lower inflation rate observed in 2012 and YTD 2013 have also impacted our RoAA.

Even though the lower inflation reduced the earning generation in the banking industry, CorpBanca’s 2Q 2013 performance was remarkable as a consequence of its greater business diversification which reflects more stable revenue streams.

Press Release August 23, 2013 Page 4 / 23

Risk Index (Loan loss allowances / Total loans)

Consistent with one of our core strategies, CorpBanca has one of the lowest risk indexes (Loan loss allowances / Total loans) in the industry.  Specifically, as of June 30, 2013, CorpBanca had the lowest risk index in its Chilean loan portfolio (1.3%) and the second lowest on a consolidated basis (1.7%) among the top eight Chilean banks representing more than 90% of market share in terms of total loans. (Source: SBIF).

NPL (%)

CorpBanca´s high asset quality has been maintained after the acquisition of Banco Santander Colombia (now known as Banco CorpBanca Colombia) which took place in May 2012. The chart illustrates how our consolidated NPL ratio continues to be better than the industry average in Chile.

We believe that our risk management system and methodology enables us to identify risks and resolve potential problems on a timely basis and we have significantly invested resources to improve the technology we use to manage risk.

Press Release August 23, 2013 Page 5 / 23

BIS Ratio (%) – TIER I (%)

The increase of capital during 1Q 2013 improved the trend in our BIS ratio during 2Q and 3Q 2012.  With the incorporation of Helm Bank’s RWA and the goodwill deduction our BIS Ratio would be well above 13.0%.

Press Release August 23, 2013 Page 6 / 23

Branches – ATM – Headcount

Our distribution network in Chile provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of June 30, 2013, we operated 123 branch offices in Chile, which includes 67 branches operating as CorpBanca and 56 branches operating as Banco Condell, our consumer finance division. In addition, as of June 30, 2013, we owned and operated 488 ATMs in Chile, and our customers have access to over 9,225 ATMs (including BancoEstado’s ATMs) in Chile through our agreement with Redbanc S.A., or Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

CorpBanca Colombia’s distribution channel also provides integrated financial services and products to its customers in Colombia through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of June 30, 2013, CorpBanca Colombia operated 85 branch offices in Colombia and owned and operated 115 ATMs in Colombia, but providing its customers with access to over 12,280 ATMs through Colombia’s financial institutions. CorpBanca Colombia utilizes a number of different sales channels including account executives, telemarketing and the internet to attract new clients. CorpBanca Colombia’s branch system serves as the main distribution network for its full range of products and services.

As of June 30, 2013, on a consolidated basis we had a headcount of 3,747 employees in Chile, 1,624 employees in Colombia and 26 employees in the United States.

Press Release August 23, 2013 Page 7 / 23

Management’s Discussion and Analysis

I) Consolidated Financial Performance Review

Our consolidated Net Income attributable to shareholders reported in 2Q 2013 was Ch$43,717 million, a 51.6% or Ch$15,584 increase from Ch$28,133 million in 2Q 2012 and a 55.4% or Ch$14,878 million increase from Ch$28,839 million in 1Q 2013. CorpBanca reached these revenues in 2Q 2013 in a highly competitive scenario coupled with a negative variation in the value of the UF – -0.07% in 2Q 2013 vs. 0.13% in 1Q 2013. Notwithstanding the persistent negative trend in inflation rate (measured as the variation of the U.F.) since 2012, the benefits of our diversification funding strategy significantly lowered funding costs and resulted in an increase in our NIM. On a YoY basis, the negative effect of the lower inflation was partly offset by the incorporation of CorpBanca Colombia for the full quarter accrual compared to only one month for 2Q 2012, resulting though in higher provisions for loans losses and operating expenses in current quarter.

The following table set forth the components of our net income for the quarters ended June 30, 2013 and 2012 and March 31, 2013:

Quarterly Consolidated Income Statements (unaudited)
	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	2Q13	1Q13	2Q12	2Q13/2Q12	2Q13/1Q13
Net interest income	89,689	82,074	51,196	75.2%	9.3%
Net fee and commission income	25,005	22,577	20,411	22.5%	10.8%
Treasury	41,318	13,498	23,651	74.7%	206.1%
Other operating income	3,590	3,533	1,670	115.0%	1.6%
Net operating profit before loan losses	159,602	121,682	96,928	64.7%	31.2%
Provision for loan losses (1)	(20,170)	(20,770)	(8,583)	135.0%	-2.9%
Net operating profit	139,432	100,912	88,345	57.8%	38.2%
Operating expenses	(71,988)	(62,112)	(48,626)	48.0%	15.9%
Other operating expenses	(5,171)	(4,125)	(4,926)	5.0%	25.4%
Operating income	62,273	34,675	34,793	79.0%	79.6%
Income from investments in other companies	440	592	266	65.4%	-25.7%
Income before taxes	62,713	35,267	35,059	78.9%	77.8%
Income tax expense	(18,248)	(5,699)	(7,267)	151.1%	220.2%
Minority interest	(748)	(729)	341	-	2.6%
Net income attributable to shareholders	43,717	28,839	28,133	55.4%	51.6%

(1) Includes Provision for Contingent loans.

II) Unconsolidated Financial Performance Review: Chile and Colombia

In order to show the impact of the Colombian operation, the following table presents the results generated in Chile as well as the one generated in Colombia. It is important to mention that the books of CorpBanca in Chile includes some expenses that are associated with the operation in Colombia in particularly the interest expense related to the portion of the acquisition which was not funded with capital, the amortization of the intangible assets due to the acquisition and some impacts in the mark-to-market of derivatives used for hedging tax expenses related to the acquisition of Banco Santander Colombia (now known as Banco CorpBanca Colombia). The adjusted 2Q 2013 results presents in our opinion an unbiased result achieved in Chile:

Press Release August 23, 2013 Page 8 / 23

	2Q 2013				2Q 2013 Adjusted		Change (%)
(Expressed in millions of Chilean pesos)	Consolida-ted	Chile	Colombia	Adjust-ments	Chile	Colombia	2Q13/2Q12 Chile
Net interest income	89,689	59,007	30,682	-2,889	61,896	27,793	14.0%
Net fee and commission income	25,005	17,747	7,258		17,747	7,258	61.4%
Treasury	41,318	22,645	18,673	6,978	15,667	25,651	87.2%
Other operating income	3,590	2,636	954		2,636	954	26.9%
Net operating profit before loan losses	159,602	102,035	57,567		97,946	61,656	29.4%
Provision for loan losses (1)	-20,170	-12,429	-7,741		-12,429	-7,741	24.7%
Net operating profit	139,432	89,606	49,826		85,517	53,915	30.1%
Operating expenses	-71,988	-46,393	-25,595	-3,529	-42,864	-29,124	-225.6%
Other operating expenses	-5,171	-3,741	-1,430	-30	-3,711	-1,460	-13.2%
Operating income	62,273	39,472	22,801		38,943	23,330	38.7%
Income from investments in other companies	440	472	-32		472	-32	2676.5%
Income before taxes	62,713	39,944	22,769		39,415	23,298	40.3%
Income tax expense	-18,248	-9,542	-8,706	-9,010	-532	-17,716	-82.8%
Net income	44,465	30,402	14,063		38,883	14,063	57.7%

Efficiency Ratio	45.1%	45.5%	44.5%		38.9%	56.6%

(1) Includes Provision for Contingent loans.

In terms of Adjusted Net Income it is observed that the operation in Colombia generated Ch$14,063 million while the Chilean operation generated Ch$38,883 million, an increase of 57.7% YoY.

These figures show not only that the operations in both countries were profitable in 2Q 2013 but also that our bank in Colombia has helped to diversified and reduced volatility of the revenues of the bank since 2Q 2012. Despite that local revenue generation was affected by the negative inflation observed in 2Q 2013 (as it did to the entire industry), higher net operating profits and lower operating expenses boosted Net Income. This increase favourable compares to the industry, which only grew 5.5% YoY and 11.0% QoQ.

Consolidated Net interest income

Our net interest income was Ch$89,689 million in 2Q 2013, an increase of 75.2% as compared to Ch$51,196 million for the same period in 2012 and an increase of 9.3% QoQ due to lower funding costs that offset lower inflation rate in 2Q 2013 compared to 1Q 2013. The YoY increase in net interest income was primarily the result of the incorporation of CorpBanca Colombia’s results following the Banco Santander Colombia Acquisition in May 2012 for the full quarter accrual compared to only one month in the 2Q 2012.

The increase in our interest income was higher than the increase in our total interest-earning assets despite the negative variation in the UF of -0.07% vs. 0.42% in 2Q 2013 and 2012, respectively. Net interest margin (net interest income divided by average interest-earning assets) decreased by 48.7% from 2.12% to 3.15% as a result of the above mentioned factors relating to our net interest income coupled with the decrease in the cost of funding. On twelve months trailing net interest margin trend is also positive, increasing from 2.4% as of June 30, 2012 to 3.5% as of June 30, 2013.

Press Release August 23, 2013 Page 9 / 23

Consolidated Fees and income from services

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	2Q13	1Q13	2Q12	2Q13/2Q12	2Q13/1Q13
Banking services(*)	19,415	16,535	12,433	56.2%	17.4%
Securities brokerage services	252	332	471	-46.5%	-24.1%
Mutual fund management	1,335	1,321	1,019	31.1%	1.1%
Insurance brokerage	2,770	2,307	2,367	17.0%	20.1%
Financial advisory services	823	1,540	3,588	-77.1%	-46.6%
Legal advisory services	410	543	534	-23.1%	-24.4%
Net fee and commission income	25,005	22,577	20,411	22.5%	10.8%

(*) Includes consolidation adjustments.

Our net service fee income for 2Q 2013 was Ch$25,005 million, representing a 22.5% increase when compared to Ch$20,411 million obtained in 2Q 2012. The increase was primarily the result of (i) the incorporation of CorpBanca Colombia for the full quarter accrual compared to only one month for 2Q 2012, (ii) the increase in banking services coming from large companies business, (iii) the increase in fees from mutual funds due to larger volumes and higher administration fees, and (iv) the increase in fees from insurance brokerage due to an increasing commercial activity.

Consolidated Trading and investment

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	2Q13	1Q13	2Q12	2Q13/2Q12	2Q13/1Q13
Trading and investment income:
Trading investments	(3,308)	3,132	6,142	-	-
Trading financial derivatives contracts	27,736	(3,446)	2,107	1216.4%	-
Other	17,425	6,515	172	1,0030.8%	167.5%
Net income from financial operations	41,853	6,201	8,421	397.0%	574.9%

Foreign exchange profit (loss), net	(535)	7,297	15,230	-	-

Net treasury position	41,318	13,498	23,651	74.7%	206.1%

Net trading activities increased by Ch$33,432 million or 397.0% YoY to Ch$41,853 million for 2Q 2013 from Ch$8,421 million. On the other hand, net foreign exchange gains decreased by Ch$15,675 million YoY to a loss of Ch$535 million in 2Q 2013 from Ch$15,230 million in 2Q 2012.  A significant number of derivatives are client-driven or used in order to either achieve economic hedge or accounting hedges.

Consolidated Provisions for loan losses (for Commercial and Retail loans) (1)

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	2Q13	1Q13	2Q12	2Q13/2Q12	2Q13/1Q13
Commercial, net of loan loss recoveries	(22,265)	(11,510)	(11,806)	88.6%	93.4%
Residential mortgage, net of loan loss recoveries	(566)	(731)	(959)	-41.0%	-22.6%
Consumer, net of loan loss recoveries	(17,066)	(8,372)	(9,112)	87.3%	103.8%
Others	(25)	(28)	46	-	-10.7%
Net provisions for loan losses	(39,922)	(20,641)	(21,831)	82.9%	93.4%

(1) Excludes provision for Contingent loans.

Press Release August 23, 2013 Page 10 / 23

Provisions for loan losses increased by 82.9% YoY to Ch$39,922 million in 2Q 2013 compared to Ch$21,831 million in 2Q 2012 primarily explained by the incorporation of CorpBanca Colombia for the full quarter accrual compared to only one month for 2Q 2012. Regarding the operation in Chile, loan loss provision expenses were increased YoY as a consequence of lower provisions expenses in 2Q 2012 due to releases in loan loss provisions in the period and the increase in foreign exchange that impacted provision in dollar denominated loans.

Consolidated Operating expenses

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	2Q13	1Q13	2Q12	2Q13/2Q12	2Q13/1Q13
Personnel salaries and expenses	36,676	29,732	27,029	35.7%	23.4%
Administrative expenses	27,829	24,742	18,983	46.6%	12.5%
Depreciation and amortization	7,483	7,638	2,614	186.3%	-2.0%
Impairment	-	-	-	-	-
Operating expenses	71,988	62,112	48,626	48.0%	15.9%

Operating expenses increased by Ch$23,363 million YoY, or 48.0% from Ch$48,626 million in 2Q 2012. The increase in operating expenses was primarily the result of the incorporation of CorpBanca Colombia for the full quarter accrual compared to only one month for 2Q 2012, including an increase in administrative expenses by 46.6%, personnel salaries and expenses by 35.7% and depreciation and amortization expenses by 186.3%.

The increase in our personnel salaries and expenses is attributable to an expansion in personnel. We also had an increase of 46.6% in administrative expenses due to provision for personnel performance bonuses, and an increase in depreciation and amortization of 186.3% as a result of the amortization of the intangibles assets related to Banco Santander Colombia Acquisition.

III) Consolidated Assets and liabilities

Consolidated Loan portfolio (1)
	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	jun-13	mar-13	jun-12	Jun-13/Jun-12	Jun-13/Mar-13
Wholesale lending	7,772,955	7,433,704	7,245,647	7.3%	4,6%
Chile	6,635,610	6,322,723	6,208,955	6.9%	4,9%
Commercial loans	5,576,464	5,480,390	5,301,165	5.2%	1,8%
Foreign trade loans	643,282	436,196	511,961	25.7%	47,5%
Leasing and Factoring	415,864	406,137	395,829	5.1%	2,4%
Colombia	1,137,345	1,110,981	1,036,692	9.7%	2,4%
Commercial loans	1,133,751	1,110,457	1,034,493	9.6%	2,1%
Foreign trade loans	-	-	-	-	-
Leasing and Factoring	3,594	524	2,199	63.4%	585,9%
Retail lending	2,733,695	2,660,624	2,418,092	13.1%	2,7%
Chile	1,918,326	1,889,470	1,677,691	14.3%	1,5%
Consumer loans	488,202	480,916	436,571	11.8%	1,5%
Residential mortgage loans	1,430,124	1,408,554	1,241,120	15.2%	1,5%
Colombia	815,369	771,154	740,401	10.1%	5,7%
Consumer loans	650,756	616,385	598,363	8.8%	5,6%
Residential mortgage loans	164,613	154,769	142,038	15.9%	6,4%
TOTAL LOANS	10,506,650	10,094,328	9,663,739	8.7%	4,1%
Chile	8,553,936	8,212,193	7,886,646	8.5%	4,2%
Colombia	1,952,714	1,882,135	1,777,093	9.9%	3,7%

(1) Contingent loans under IFRS are not considered part of the Loan portfolio.

Press Release August 23, 2013 Page 11 / 23

Our total loans increased by 8.7% or Ch$842.9 billion YoY from Ch$9,663.7 billion to Ch$10,506.6 billion. We have slowed the growth rate in our loan portfolio in Chile (primarily wholesale banking) which reflects the fact that we consider our presence in Chile strong enough and our priorities are formed on strengthening and enhancing the business relationship with our clients and improve profitability.

Our wholesale lending increased 6.9% or Ch$426.7 billion YoY and increased 4.9% or Ch$312.9 billion QoQ reflecting a 47.5% increase in foreign trade loans in Chile. CorpBanca significantly increased its market share in Chile during 2012 (8.8% in 2010 and 10.3% in 2Q 2013) becoming principal bank of the upper end of large corporations.

Our retail lending increased 13.1% or Ch$315.6 billion YoY and increased 2.7% or Ch$73.1 billion QoQ mainly due to a 5.6% or Ch$34.4 billion increase in our consumer loans in Colombia QoQ.

Consolidated Securities Portfolio

	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	jun-13	mar-13	jun-12	Jun-13/Jun-12	Jun-13/Mar-13
Trading investments	235,341	251,527	326,272	-27.9%	-6.4%
Available-for-sale investments	426,025	892,798	816,134	-47.8%	-52.3%
Held-to-maturity investments	87,499	116,439	94,446	-7.4%	-24.9%
Total Financial Investments	748,865	1,260,764	1,236,852	-39.5%	-40.6%

Our investment portfolio consists of trading, available-for-sale and held-to-maturity securities. Trading instruments correspond to fixed income securities acquired to generate gains from short-term price fluctuations or brokerage margins. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. We currently have a small portfolio of held-to-maturity investments. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

Our total financial investments portfolio decreased by 39.5% or Ch$488.0 billion YoY and by 40.6% or Ch$511.9 billion QoQ, reflecting the 52.3% decrease in our available-for-sale investments. This decrease is primarily the result of the selling of available-for-sale investments due to expected adverse market conditions.

Consolidated Funding strategy

	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	jun-13	mar-13	jun-12	Jun-13/Jun-12	Jun-13/Mar-12
Demand deposits	1,579,454	1,318,360	991,862	59.2%	19.8%
Time deposits and saving accounts	6,716,061	6,638,416	7,115,720	-5.6%	1.2%
Investments sold under repurchase agreements	223,736	247,066	721,253	-69.0%	-9.4%
Mortgage finance bonds	132,302	139,416	163,437	-19.1%	-5.1%
Bonds	1,332,080	1,413,184	1,084,303	22.9%	-5.7%
Subordinated bonds	758,223	752,473	550,014	37.9%	0.8%
Interbank borrowings	14,953	18,658	18,534	-19.3%	-19.9%
Foreign borrowings	1,044,144	924,108	997,255	4.7%	13.0%

Press Release August 23, 2013 Page 12 / 23

Our current funding strategy is to use all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy.

On July 29, 2010, we entered into a US$167.5 million senior unsecured syndicated term loan facility with BNP Paribas, as Administrative Agent, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, Standard Chartered Bank and Wells Fargo Securities, LLC, as lead arrangers and book-runners. The proceeds of the loan were used mainly to fund our lending activities and for general corporate purposes. On July 24, 2012, we have entered into a US$174.4 million amended and restated senior unsecured syndicated term loan facility with Standard Chartered Bank, as administrative agent, HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC, as lead arrangers and book-runners, and Commerzbank Aktiengesellschaft, as lead arranger.

On August 1, 2010, we implemented a local bond program for a maximum amount of UF150 million at any time outstanding. Under the local bond program, we are able to issue two types of bonds: (i) senior bonds, up to an aggregate amount of UF100 million, which can be divided into 28 series of senior bonds (from AB to AZ and from BA to BC), with a maturity ranging from 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, up to an aggregate amount of UF50 million, which can be divided into 16 series (from BD to BS), with a maturity ranging from 20 to 35 years and an interest rate of 4%. For all the series of bonds that could be issued under the local bond program, the amortization of capital will be made in full at maturity. The principal owed in connection with outstanding senior and subordinated bonds is due at maturity and interest relating thereto is due bi-annually. The objective of the local bond program is to structure the future issuances of debt of CorpBanca in a way that provides for diverse alternatives of placements in order to manage efficiently its outstanding indebtedness. Under the local bond program, in 2010, we issued bonds in the Chilean market in the amount of UF18.8 million (Ch$403,364). In addition, on October 29, 2012 and October 31, 2012, we issued subordinated bonds in the local Chilean market in the aggregate amount of UF6.6 million (Ch$149,779 million). As of March 31, 2013, we have outstanding senior bonds in the aggregate amount of Ch$1,413.2billion and outstanding subordinated bonds in the aggregate amount of Ch$752.5 billion.

On November 3, 2010, we issued US$178.1 million in Reg S notes in the international market. As of March 31, 2013, the Reg S notes have been paid off.

At the end of 2011, global financial markets faced a complex scenario in terms of liquidity due to uncertainty in European economies. Liquidity was constrained and risk premiums reached yearly highs in practically all global markets, including in Chile. Despite such circumstances, as of March 31, 2013, we maintained a reserve in liquid assets (mainly consisting of securities issued by the Central Bank of Chile and Treasury Bonds of Colombia’s Government) of Ch$1,074,743 million. In addition, as of March 31, 2013, we maintained sufficient levels of cash and deposits in banks in the amount of Ch$571.9 billion to satisfy our wholesale short-term obligations in the amount of Ch$174,612.0 million.

On January 16, 2013, CorpBanca issued US$800 million aggregate principal amount of 3.125% Senior Notes. CorpBanca expects to use the net proceeds of this offering for general corporate purposes, primarily to fund lending activities. As CorpBanca has been growing at a slower pace than in previous periods in order to enhance business relationship with our clients and improve our profitability, this issuance has allowed us to reduce deposits and at the same time to be less dependent on institutional investors.

Press Release August 23, 2013 Page 13 / 23

Consolidated Shareholders’ Equity

As of June 30, 2013, we were the fourth largest private bank in Chile, based on equity1 (Ch$1,225.3 billion). After a capital of 47,000,000,000 common shares during 1Q 2013, we had 340,358,194.2 thousand shares outstanding and a market capitalization of Ch$1,990.8 billion (based on a share price of Ch$5.849 pesos per share) as of June 30, 2013.

On January 18, 2013, we raised capital in the aggregate amount of Ch$66,751.2 million through the issuance of 10,680,200,621 common shares, including common shares in the form of ADSs, in the United States and elsewhere outside of Chile (ii) on February 7, 2013, we raised capital in the aggregate amount of Ch$106,361.9 million in connection with the investment by certain investment funds of the International Finance Corporation, or IFC, a member of the World Bank Group, and IFC Asset Management Company to acquire a 5% equity interest in CorpBanca, or the IFC Investment, pursuant to an investment agreement with CorpGroup, Compañía Inmobiliaria y de Inversiones Saga Ltda., and CorpGroup Inversiones Bancarias Ltda., and (iii) on February 14, 2013, we raised capital in the aggregate amount of Ch$120,927.7 million during a preemptive rights offering under Chilean law in connection with the authorization by the Board of Directors on November 27, 2012 to issue 47,000,000,000 common shares.

IV) Other Related Information

CorpBanca becomes a major player in the Colombian banking industry:
CorpBanca acquires control of Helm Bank through its subsidiary CorpBanca Colombia

On August 14, 2012, CorpBanca announced that it has acquired control over Helm Bank S.A. through its subsidiary Banco CorpBanca Colombia. Through this acquisition and the planned merger of Helm Bank S.A. with and into CorpBanca Colombia, CorpBanca consolidates its Colombian operations, reaffirming its long-term commitment to the Colombian market. The transaction closed on August 6, 2013 after receiving the required regulatory authorizations from the relevant regulatory agencies in Chile, Colombia, Panamá and the Cayman Islands.

The total consideration for the acquisition of Helm Bank S.A. by Banco CorpBanca Colombia, which will include 100% of the issued and outstanding shares of Helm Bank S.A. and its subsidiaries, is approximately US$1,320 million. The purchase price implies a valuation multiple equal to 1.63x P/BV and 13.83x P/E as of the closing date. In order to finance this acquisition, CorpBanca Colombia undertook an equity capital increase in an amount of approximately US$1,000 million. The balance of the purchase price was satisfied through Corpbanca Colombia’s own resources.

CorpBanca subscribed for an amount equivalent to US$353.8 million and Inversiones Corpgroup Interhold Limitada subscribed for an amount of approximately US$188.5 million. The subscription of the shares by CorpBanca and Inversiones CorpGroup Interhold Limitada has been fully paid. In addition, Helm Corporation will subscribe for US$473.8 million. Consequently, CorpBanca will maintain its controlling position in CorpBanca Colombia with a 66.4% interest, while Helm Corporation will obtain 20.9% of the equity.

In this step, CorpBanca Colombia has acquired 51.6% of the total shares of Helm Bank S.A. (58.89% of the ordinary shares), acquiring control over the Bank and its subsidiaries Helm Comisionista de Bolsa S.A., Helm Fiduciaria S.A., Helm Bank S.A. (Panamá), Helm Casa de Valores S.A. (Panamá), and Helm Bank S.A. (Caymán Islands). Following the closing of Helm Corporation’s purchase of equity in CorpBanca Colombia, Helm Bank S.A. will merge with and into CorpBanca Colombia. Additionally, this transaction also contemplates that CorpBanca will acquire from Helm Corporation an 80% of interest in Helm Corredor de Seguros S.A., an insurance brokerage company, for an amount of US$17.7 millions.

1 Shareholders’ equity = Equity excluding net income and provisions for mandatory dividends.

Press Release August 23, 2013 Page 14 / 23

It is important to note that in order to fund its US$371 million investment (composed of US$353.7 million for the capital increase of CorpBanca Colombia and US$17.7 million for the acquisition of 80% of the Helm Corredor de Seguros S.A.), CorpBanca performed a capital increase of approximately US$625 million at the beginnings of 2013. The recent investment by IFC in the stock of CorpBanca was part of this capital increase, as well as the successful placement of the equity offered for sale in the international market. This capital increase allows CorpBanca comply with the limitations on international investments imposed by Chilean regulations, and provides resources to fund its organic growth in Chile.

We believe that the Colombian banking industry has great potential for growth. As of May 2013, Banco CorpBanca Colombia held 3.0% of the market participation in loans and 2.6% in total deposits from the public. Its assets exceed US$5,150 million, its loan portfolio amounts US$3,770 million (60% business and 40% individuals) and its total deposits were US$3,172 millions. Banco CorpBanca Colombia has shown increasing returns, registering an average equity return of 24.3% for the 12 months ending May 2013 (compared to 18.4% as April 2012, prior to its acquisition by CorpBanca), with a Basle indicator of 17.0%.

As of May 2013, Helm Bank S.A. was the 7th largest bank in the Colombian by loans. In May 2013, it registered total assets of US$6,619 millions, loans of US$4,770 millions, total deposits of US$4,698 millions and US$785 millions of equity. Since the announcement by CorpBanca Colombia of the acquisition of Helm Bank S.A., its equity return increased from 13.4% in September 2012 to 15.0% in May 2013. With more than 205,000 clients and 87 branches, the Bank focuses on providing financing and deposit services to small-to-medium sized companies and individuals with medium-high income levels. In the last five years, the Bank has been noted for its undisputed leadership in customer satisfaction indices.

Upon the merger with Helm Bank S.A., Banco CorpBanca Colombia will become the 5th largest bank in Colombia by loans, and will have significant presence in the commercial banking and medium-high income individuals segments. The consolidated entity will be a larger scale actor along all product lines, with a balanced business combination focused on commercial and retail operations. The combined bank will have more than US$11,755 million in assets, US$8,539 million in loans and approximately US$ 7,870 million in total deposits, which at May 31 represented 6.7% and 6.6% of the market, respectively. Also, pursuant to pro forma figures, the combined bank has the best indicators of credit quality in the industry, with a RoAE around 19%, according to figures released by the Colombian Superintendency of Finance, as of May 2013.

CorpBanca estimates that the commercial and costs synergies that it will achieve through the merger will total more than US$100 million annually, after taxes. This translates into a potential source of value creation via optimization of costs / expenses and income through net interest margin, generating attractive returns for shareholders after the merger costs have been absorbed.  We believe that the clients of each of the institutions will benefit from the availability of a greater number of available products, considering the different specializations of each bank. Regarding costs, the integration of the central systems offers obvious cost saving opportunities.

Pursuant to new legislation coming into force in Colombia, the combined bank in Colombia will have a total solvency indicator of 12.8% on a pro-forma basis, as of December 2013, which is higher than the 9% minimum legal requirement. Additionally, CorpBanca will maintain adequate levels of capitalization in order to finance it growth in the next several years, with an effective equity index to risk weighted in the range of 12.5% to 13.0% total on a pro forma basis as of the end of 2013.

Notwithstanding the merger, both Banco CorpBanca Colombia and Helm Bank S.A. will initially continue to operate separately in services, products and processes. For the future integrated bank, CorpBanca has selected a management team with extensive experience that will be responsible for direction of the new entity.

Press Release August 23, 2013 Page 15 / 23

	CorpBanca Colombia(1)			Helm Bank(1)			Merged Bank
							Pro forma
(Expressed in millions of US$)(2)	Mar.2013(3)	MkSh | Ranking		Mar.2013(3)	MkSh | Ranking		Mar.2013(3)	MkSh | Ranking
Total Assets	5,266	2.8%	12°	6,427	3.4%	10°	11,693	6.1%	5°
Total Loans	3,731	3.0%	10°	4,675	3.8%	8°	8,406	6.8%	5°
Total Deposits	3,275	2.6%	13°	4,522	3.6%	10°	7,797	6.2%	6°
Equity	549		14°	805		9°	1,354
Net Income (LTM)	*98.0		11°	95.5		13°	*193.5

RoAA (LTM)	*2.0%		13°	1.5%		17°	*1.7%
RoAE (LTM)	*19.6%		5°	12.8%		16°	*15.5%
Efficiency Ratio (LTM)	*53.1%		10°	51.4%		8°	*52.2%

NPL	2.1%		4°	2.8%		7°	2.5%
BIS Ratio**	13.5%		12°	11.1%		20°	12.2%
Branches	87	n.a.		87	n.a.		176	n.a.
Headcount	1,608	n.a.		2,167	n.a.		3,775	n.a.

(1)	Unconsolidated financial statements (unaudited). Source: Banco CorpBanca Colombia S.A., Helm Bank S.A. and the Colombian Superintendency of Finance.
(2)	U.S. dollar amounts have been translated from Colombian pesos at an exchange rate of Col$1,832.20 per U.S. dollar as of March 31, 2013.
(3)	Annualized ratios where appropriate.
*	Excludes 2012’s Rebranding costs.
**	Includes Market Risk.

V) Ownership structure and share performance

Ownership structure

As of June 30, 2013, CorpBanca was controlled by Corp Group Banking S.A. and other companies related to Mr. Alvaro Saieh and his family:

Stock Holder	% of Total Share Capital
Corp Group Banking S.A.	45.0568%
Cía. Inmob. y de Inversiones Saga S.A.	5.4934%
Cía. de Seguros CorpVida S.A.	2.1300%
Cía. de Seguros CorpSeguros S.A.	0.8595%
Other investment companies	0.0013%
Total Saieh Group	53.5409%

IFC	5.0000%

Sierra Nevada Investment Chile Dos Ltda. (Santo Domingo Group)	2.8843%

Others	38.5748%
ADRs holders and Foreign investors	11,9796%
AFPs (Administradoras de Fondos de Pensiones)	7.4769%
Securities Brokerage	6.4394%
Other minority shareholders	12.6788%

Total	100.0000%

Press Release August 23, 2013 Page 16 / 23

ADR price evolution and local share price evolution

ADR Price
06/28/2013	US$17.10
Maximum (LTM)	US$22.19
Minimum (LTM)	US$14.41

Local Share Price
06/28/2013	Ch$5.849
Maximum (LTM)	Ch$6.98
Minimum (LTM)	Ch$4.97

Press Release August 23, 2013 Page 17 / 23

Market capitalization	US$3,920 million
P/E (LTM)	14.12
P/BV (06/28/2013)	1.52
Dividend yield*	2.5%

* Based on closing price on the day the dividend payment was announced.

Dividends

The following table shows dividends per share distributed during the past five years:

Charged to Fiscal Year	Year paid	Net Income (Ch$mn)	% Distributed	Distributed Income (Ch$mn)	Pesos per Share (Ch$ of each year)
2008	2009	56,310	100%	56,310	0.254525860
2009	2010	85,109	100%	85,109	0.375082130
2010	2011	119,043	100%	119,043	0.524628030
2011	2012	122,849	100%	122,849	0.490694036
2012	2013	120,080	50%	60,040	0.176402388

Press Release August 23, 2013 Page 18 / 23

VI) Credit risk ratings

International credit risk ratings

On a global scale, the bank is rated by two world-wide recognized agencies: Moody´s Investors Service and Standard & Poor´s Ratings Services (S&P).

On August 20, 2013, Moody´s Investors Service affirmed CorpBanca’s standalone baseline credit assessment (BCA) of  the ratings of 'Baa3', with 'Stable' outlook, and lowered the long term local and foreign currency deposit ratings and foreign currency senior debt rating to 'Baa2' from 'Baa1'. Moody’s also affirmed the bank’s short term local and foreign currency deposits at 'Prime-2'. The outlook on the ratings was changed to 'Stable' from 'Negative'.

Moody’s said that the lowering of the bank’s local and foreign currency deposits and debt ratings to 'Baa2' from 'Baa1', reflects its assessment of a lower probability of systemic support as a result of the bank’s expansion into Colombia and Panama.

Moody´s	Rating
Long-term foreign currency deposits	Baa2
Short-term fforeign currency deposits	Prime-2
Bank financial strength	D+
Outlook	Stable

On October 9, 2012, Standard & Poor´s Ratings Services placed its 'BBB+' ratings on CorpBanca on 'CreditWatch with negative implications' on agreement to buy Helm Bank, reflecting the potential impact of the increased exposure to Colombia. S&P will evaluate the acquisition's impact on CorpBanca's anchor stand-alone credit profile, capital charges, risk adjusted capital ratios, and the resulting capital structure. S&P intend to resolve the CreditWatch listings after completion of regulatory approvals in Chile and Colombia.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Short-term issuer credit rating	A-2
CreditWatch	Negative

Local Credit risk ratings

On a national scale, the bank is rated by Feller Rate –a Strategic Affiliate of Standard & Poor´s–, by International Credit Rating Chile (ICR) and by Humphreys.

On August 14, 2013, Feller Rate withdrawn the 'CreditWatch with negative implications' and confirmed the 'AA' long term ratings of CorpBanca. The Outlook is 'Stable'. At the same time, maintained the 'Nivel 1+' rating on our short term time deposits and the 'Primera Clase Nivel 1' rating on our shares.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Press Release August 23, 2013 Page 19 / 23

On August 20, 2013, ICR affirmed CorpBanca’s 'AA' ratings on long term debt, 'AA-' rating on subordinated debt, 'Nivel 1+' on short term deposits and 'Primer Clase Nivel 1' rating on shares. At the same time changed the outlook to 'Negative' from 'En Observación' reflecting the effects of belonging to an economic group whose solvency has deteriorated due to capital requirements in other subsidiaries, particularly SMU S.A.

ICR	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Negative

In August 21, 2013, Humphreys affirmed in 'AA-' long term deposit and senior unsecured debt, in 'Nivel 1+' short term deposit and in 'A+' long term subordinated debt. The ratings’ Outlook is in 'En Observación' and will be reviewed once the long term balance sheet structure is established with the recent acquisition of Helm Bank.

Humphreys	Rating
Long-term issuer credit rating	AA-
Senior unsecured bonds	AA-
Subordinated bonds	A+
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	En Observación

Press Release August 23, 2013 Page 20 / 23

VII) Quarterly Consolidated Income Statements (unaudited)

	For the three months ended				Change (%)
	Jun-13	Jun-13	Mar-13	Jun-12	Jun-13/Jun-12	Jun-13/Mar-13
	US$ths	Ch$mn

Interest income	391,849	199,016	209,256	167,245	19.0%	-4.9%
Interest expense	(215,257)	(109,327)	(127,182)	(116,049)	-5.8%	-14.0%
Net interest income	176,591	89,689	82,074	51,196	75.2%	9.3%

Fee and commission income	60,474	30,714	28,098	24,195	26.9%	9.3%
Fee and commission expense	(11,241)	(5,709)	(5,521)	(3,784)	50.9%	3.4%
Net fee and commission income	49,233	25,005	22,577	20,411	22.5%	10.8%

Net income from financial operations	82,406	41,853	6,201	8,421	397.0%	574.9%
Foreign exchange profit (loss), net	(1,053)	(535)	7,297	15,230	-	-
Total financial transactions, net	81,352	41,318	13,498	23,651	74.7%	206.1%
Other operating income	7,068	3,590	3,533	1,670	115.0%	1.6%
Net operating profit before loan losses	314,245	159,602	121,682	96,928	64.7%	31.2%

Provision for loan losses (1)	(39,713)	(20,170)	(20,770)	(8,583)	135.0%	-2.9%

Net operating profit	274,532	139,432	100,912	88,345	57.8%	38.2%

Personnel salaries and expenses	(72,212)	(36,676)	(29,732)	(27,029)	35.7%	23.4%
Administrative expenses	(54,793)	(27,829)	(24,742)	(18,983)	46.6%	12.5%
Depreciation and amortization	(14,734)	(7,483)	(7,638)	(2,614)	186.3%	-2.0%
Impairment	-	-	-	-	-	-
Operating expenses	(141,739)	(71,988)	(62,112)	(48,626)	48.0%	15.9%
Other operating expenses	(10,181)	(5,171)	(4,125)	(4,926)	5.0%	25.4%
Total operating expenses	(151,921)	(77,159)	(66,237)	(53,552)	44.1%	16.5%
Operating income	122,611	62,273	34,675	34,793	79.0%	79.6%

Income from investments in other companies	866	440	592	266	65.4%	-25.7%
Income before taxes	123,478	62,713	35,267	35,059	78.9%	77.8%

Income tax expense	(35,929)	(18,248)	(5,699)	(7,267)	151.1%	220.2%
						-
Net income from ordinary activities	87,548	44,465	29,568	27,792	60.0%	50.4%

Net income from discontinued operations	-	-	-	-	-	-

Net income attributable to:
Minority interest	(1,473)	(748)	(729)	341	-	2.6%
Net income attributable to shareholders	86,076	43,717	28,839	28,133	55.4%	51.6%

(1) Includes Provision for Contingent loans and net of loan loss recoveries.

Press Release August 23, 2013 Page 21 / 23

VIII) Consolidated Balance Sheet (unaudited)

	As of the three months ended				Change (%)
	Jun-13	Jun-13	Mar-13	Jun-12	Jun-13/Jun-12	Jun-13/Mar-13
	US$ths	Ch$mn
Assets
Cash and deposits in banks	1,953,199	992,010	571,850	530,892	86.9%	73.5%
Unsettled transactions	770,452	391,305	208,761	237,993	64.4%	87.4%
Trading investments	463,370	235,341	251,527	326,272	-27.9%	-6.4%
Available-for-sale investments	838,814	426,025	892,798	816,134	-47.8%	-52.3%
Held-to-maturity investments	172,279	87,499	116,439	94,446	-7.4%	-24.9%
Investments under resale agreements	358,597	182,128	189,988	260,941	-30.2%	-4.1%
Financial derivatives contracts	718,524	364,931	250,915	268,648	35.8%	45.4%
Interbank loans, net	523,021	265,637	239,188	504,465	-47.3%	11.1%
Loans and accounts receivable from customers	20,686,859	10,506,649	10,094,327	9,663,738	8.7%	4.1%
Loan loss allowances	(350,029)	(177,776)	(170,361)	(163,236)	8.9%	4.4%
Loans and accounts receivable from customers, net of loan loss allowances	20,336,833	10,328,874	9,923,967	9,500,503	8.7%	4.1%
Investments in other companies	11,540	5,861	5,815	5,794	1.2%	0.8%
Intangible assets	930,168	472,423	457,457	489,806	-3.5%	3.3%
Property, plant and equipment	121,516	61,717	62,830	68,386	-9.8%	-1.8%
Current taxes	-	-	-	-	-	-
Deferred taxes	78,491	39,865	40,190	35,399	12.6%	-0.8%
Other assets	323,391	164,247	128,311	150,262	9.3%	28.0%
Total Assets	27,600,193	14,017,862	13,340,035	13,289,940	5.5%	5.1%

Liabilities
Deposits and other demand liabilities	3,109,835	1,579,454	1,318,360	991,862	59.2%	19.8%
Unsettled transactions	731,442	371,492	172,227	151,961	144.5%	115.7%
Investments sold under repurchase agreements	440,521	223,736	247,066	721,253	-69.0%	-9.4%
Time deposits and other time liabilities	13,223,456	6,716,061	6,638,416	7,115,720	-5.6%	1.2%
Financial derivatives contracts	506,555	257,274	184,648	192,345	33.8%	39.3%
Interbank borrowings	2,055,847	1,044,144	925,658	997,255	4.7%	12.8%
Issued debt instruments	4,376,154	2,222,605	2,305,073	1,797,754	23.6%	-3.6%
Other financial liabilities	29,441	14,953	17,108	18,534	-19.3%	-12.6%
Current taxes	35,795	18,180	9,285	6,973	160.7%	95.8%
Deferred taxes	201,717	102,450	107,341	126,217	-18.8%	-4.6%
Provisions	206,704	104,983	78,057	71,405	47.0%	34.5%
Other liabilities	108,019	54,862	62,014	114,645	-52.1%	-11.5%
Total Liabilities	25,025,486	12,710,194	12,065,253	12,305,924	3.3%	5.3%
Equity
Capital	1,538,835	781,559	781,559	638,234	22.5%	0.0%
Reserves	836,260	424,728	424,728	276,763	53.5%	0.0%
Valuation adjustment	(93,189)	(47,330)	(57,550)	(11,006)	330.0%	-17.8%
Retained Earnings:
Retained earnings or prior periods	118,215	60,040	60,040	-	-	0.0%
Income for the period	142,858	72,556	28,839	51,687	40.4%	151.6%
Minus: Provision for mandatory dividend	(71,429)	(36,278)	(14,420)	(25,843)	40.4%	151.6%
Attributable to bank shareholders	2,471,549	1,255,275	1,223,196	929,835	35.0%	2.6%
Non-controlling interest	103,158	52,393	51,586	54,181	-3.3%	1.6%
Total Equity	2,574,707	1,307,668	1,274,782	984,016	32.9%	2.6%
Total equity and liabilities	27,600,193	14,017,862	13,340,035	13,289,940	5.5%	5.1%

Press Release August 23, 2013 Page 22 / 23

IX) Quarterly Consolidated Evolution Selected Performance Ratios (unaudited)

	As of and for the three months ended
	Mar-12	Jun-12	Sep-12	Dec-12	Mar-13	Jun-13

Capitalization
TIER I (Core capital) Ratio(4)	8.14%	8.02%	8.01%	8.19%	10.63%	10.33%
BIS Ratio(4)	12.41%	10.83%	10.80%	11.05%	14.76%	14.15%
Shareholders' equity / Total assets	6.98%	7.40%	7.44%	7.36%	9.56%	9.33%
Shareholders' equity / Total liabilities	7.50%	8.00%	8.03%	7.95%	10.57%	10.29%

Asset quality
Risk Index (Loan loss allowances / Total loans )	1.51%	1.69%	1.69%	1.64%	1.69%	1.69%
Prov. for loan losses / Avg. total loans(1)	0.76%	0.41%	0.73%	0.46%	0.82%	0.78%
Prov. for loan losses / Avg. total assets(1)	0.58%	0.30%	0.54%	0.34%	0.62%	0.59%
Prov. for loan losses / Net operating profit before loans losses	15.4%	8.9%	14.4%	8.1%	17.1%	12.6%
Prov. for loan losses / Net income	57.6%	30.9%	55.5%	30.3%	70.2%	45.4%
PDL / Total loans(5)	0.66%	0.62%	0.63%	0.54%	0.48%	0.40%
Coverage PDL´s	230.5%	271.4%	270.3%	305.2%	350.7%	419.4%
NPL / Total loans(6)	1.56%	1.43%	1.50%	1.30%	1.24%	1.08%
Coverage NPL´s	100.4%	150.7%	142.7%	161.0%	173.4%	199.6%

Profitability
Net interest income / Avg. interest-earning assets(1)(2) (NIM)	2.93%	2.12%	2.11%	3.07%	2.83%	3.15%
Net operating profit before loan losses / Avg. total assets(1)	3.75%	3.41%	3.75%	4.25%	3.62%	4.67%
Net operating profit before loan losses / Avg. interest-earning assets(1)(2)	4.28%	4.01%	4.41%	4.92%	4.20%	5.60%
RoAA (before taxes), over Avg. total assets(1)	1.21%	1.23%	0.98%	1.46%	1.05%	1.83%
RoAA (before taxes), over Avg. interest-earning assets(1)(2)	1.37%	1.45%	1.15%	1.69%	1.22%	2.20%
RoAE (before taxes)(1)(3)	18.4%	18.3%	14.7%	23.3%	13.8%	20.6%
RoAA, over Avg. total assets(1)	1.01%	0.98%	0.97%	1.13%	0.88%	1.30%
RoAA, over Avg. interest-earning assets(1)(2)	1.15%	1.15%	1.14%	1.31%	1.02%	1.56%
RoAE(1)(3)	14.66%	14.06%	13.33%	15.95%	10.50%	13.81%

Efficiency
Operating expenses / Avg. total assets(1)	1.78%	1.71%	1.89%	2.30%	1.85%	2.11%
Operating expenses/ Avg. total loans(1)	2.33%	2.31%	2.56%	3.06%	2.45%	2.80%
Operating expenses / Operating revenues	47.3%	50.2%	50.4%	54.1%	51.0%	45.1%

Market information (period-end)
Diluted Earnings per share before taxes (Ch$ per share)	0.1103	0.1195	0.1092	0.1646	0.1036	0.1843
Diluted Earnings per ADR before taxes (US$ per ADR)	0.3384	0.3578	0.3457	0.5153	0.3294	0.5442
Diluted Earnings per share (Ch$ per share)	0.0941	0.0959	0.1068	0.1263	0.0847	0.1284
Diluted Earnings per ADR (US$ per ADR)	0.2886	0.2871	0.3380	0.3955	0.2693	0.3793
Total Shares Outstanding (Thousands)(4)	250,358,194.2	293,358,194.2	293,358,194.2	293,358,194.2	340,358,194.2	340,358,194.2
Peso exchange rate for US$1.0	488.93	501.07	473.94	479.16	471.89	507.89
Quarterly UF variation	1.07%	0.42%	-0.16%	1.11%	0.13%	-0.07%

(1)	Annualized figures when appropriate.
(2)	Interest-earning assets: Total loans and financial investments.
(3)	Equity: Average equity attributable to shareholders excluding net income and accrual for mandatory dividends.
(4)	During the second and first quarters 2012 and 21013, respectively, the bank increased its capital base.
(5)	PDL: Past due loans; all installments that are more than 90 days overdue.
(6)	NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.

Press Release August 23, 2013 Page 23 / 23

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect CorpBanca’s financial results is included from time to time in the “Risk Factors” section of CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACT INFORMATION:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 2660-2555
investorrelations@corpbanca.cl

Claudia Labbé
Manager Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 2660-2699
claudia.labbe@corpbanca.cl

Nicolas Bornozis
President, Capital Link
New York, USA
Phone: (212) 661-7566
nbornozis@capitallink.com